UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Rand Logistics, Inc.
(Name of Issuer)

Common Stock, par value $.0001
(Title of Class of Securities)

752182 10 5
(CUSIP Number)

November 17, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 752182 10 5	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON
JB Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
417,861

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
417,861

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
417,861

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.3%

12	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 752182 10 5	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON
Alan W. Weber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
52,000

	6	SHARED VOTING POWER
417,861

	7	SOLE DISPOSITIVE POWER
52,000

	8	SHARED DISPOSITIVE POWER
417,861

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
469,861

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.5%

12	TYPE OF REPORTING PERSON*
IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a).	Name of Issuer.

Rand Logistics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

333 Washington Street, Suite 201
Jersey City, NJ  07302

Item 2(a).	Name of Persons Filing:

This statement is filed by:

(1)	JB Capital Partners, L.P., a Delaware limited partnership; and

(2)	Alan W. Weber, a United States citizen.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

5 Evans Place, Armonk, New York 10504

Item 2(c).	Citizenship:

See Item 2(a)

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001

Item 2(e).	CUSIP Number:

752182 10 5

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership:

(i)	JB Capital Partners, L.P.(1)

(a)	Amount beneficially owned: 417,861
(b)	Percent of class: 2.25%*
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0 shares
(ii)	Shared power to vote or to direct the vote: 417,861 shares

Page 4 of 7 Pages

(iii)	Sole power to dispose or to direct the disposition of: 0 shares
(iv)	Shared power to dispose or to direct the disposition of: 417,861 shares

(ii)	Alan W. Weber(1)

(a)	Amount beneficially owned: 469,861
(b)	Percent of class: 2.53%*
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 52,000 shares
(ii)	Shared power to vote or to direct the vote: 417,861 shares
(iii)	Sole power to dispose or to direct the disposition of: 52,000 shares
(iv)	Shared power to dispose or to direct the disposition of: 417,861 shares

             * Based on an aggregate of 18,569,186 shares of Common Stock, par value $0.0001 per share, outstanding as of November 9, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

              (1)  Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein by the other Reporting Persons and any other person named herein.  Each of the Reporting Persons disclaims membership in a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”) or Rule 13d-5(b)(1) under the Exchange Act with any other Reporting Person or other person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 2 and Note (1) in Item 4.

Item 8.	Identification and Classification of Members of the Group.

See Item 2 and Note (1) in Item 4.

Page 5 of 7 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2016

JB CAPITAL PARTNERS, L.P.

	By:	/s/ Alan W. Weber
		Name:	Alan W. Weber
		Title:	General Partner

/s/ Alan W. Weber
Alan W. Weber

Page 7 of 7 Pages